China Growth Corporation
#10 Gangkouerlu Road, Jiangmen City
Guangdong Province, P.R. China 529000

April 18, 2011

VIA EDGAR
Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          China Growth Corporation
Amendment No. 1 to Form 8-K
Filed February 28, 2011
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed October 13, 2010
File No. 000-52339

We are in receipt of the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated March 24, 2011 regarding the above referenced filings (the “Comment Letter”). As requested, we are providing the Company’s responses to the Comment Letter. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

References herein to page numbers are to the page numbers in Amendment No. 1 to the Company’s Current Report on Form 8-K (the “the Form 8-K/A”).

Amendment No. 1 to Form 8-K filed February 28, 2011

General

1.  Throughout your filing, you refer to an Information Statement to be mailed in December 2010.  It does not appear that the Information Statement exists.  Please advise, or revise your filing accordingly.

Answer: The Company clarifies that the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 has been filed with the Commission on December 22, 2010.

2.  We note your response to comment one in our letter dated February 4, 2011.  As an exhibit to your filing, please provide an original copy and English translated copy of your mining licenses.

Answer: The Company has provided original copies and English translated copies of its mining licenses as Exhibit 99.4, Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7.

3.  We note your response to comment two in our letter dated February 4, 2011.  Please provide additional disclosure regarding your processing facilities including the infrastructure at each location and a detailed description of your raw material thru finished product processing.

Answer: The Company clarifies that it does not own the processing facilities at any location and instead uses independent extraction contractors and their processing facilities to conduct the extraction. The Company has revised to add disclosure of the foregoing and has included a copy of form extraction entrusting contract as Exhibit 10.31 and  The Company has revised to provide a detailed description of its raw material thru finished product processing on page 26.

4. We note you disclose a present value of your mining rights for each of your operations. Please tell us how you have determined the present value of your mining rights at each of your mines and the significance of this calculation.

Answer: Because the Company has clarified in response to comment 8 below, that it does not have proven or probable reserves within the definition of Section (A) of Industry Guide 7, but has non-reserve deposits of certain mineralized materials, the Company has revised to remove reference to present value of its mining rights pursuant to disclosure requirement for companies with non-reserve deposits, and therefore did not provide the explanation with respect to the determination of the present value of its mining rights at each mine.

5. We note your response to comment three in our letter dated February 4, 2011.  In addition, we note you have provided your production capacity for each of your mines.  Please disclose your actual production for each of your mines and the method you use to track the production tonnage from each of you mining operations.

Answer: The Company has disclosed its actual production for each of its mines and the method it uses to track the production tonnage from each of you mining operations.

6. Please reconcile your annual limestone and bauxite production tonnage to your annual finished product production tonnage. Please clearly explain the flow of your raw materials from each mine to each segment or process within your manufacturing operations.

Answer: The Company has revised to reconcile its annual limestone and bauxite production tonnage to its annual finished product production tonnage on page 26. The Company has explained the flow of its raw materials from each mine to each segment or process within its manufacturing operations, and reference to the chart under Raw Material through Finished Good section on page 27 is made in response to this question.

7. We note your response to comment four in our letter dated February 4, 2011.  Please revise your disclosure to include maps that are translated into English.  Please ensure you provide an appropriate level of detail as described in our previous comment for each of your mines, processing facilities, and other properties.

Answer: The Company has revised its disclosure to include maps that are translated into English, with the level of detail as described in the Commission’s previous comment for each of its mines, processing facilities, and other properties.

8. We note you disclose reserves for each of your mining operations.  Only proven and probable reserves may be reported in filings with the Securities and Exchange Commission.  If your reserve complies with the definition of a proven and probable reserve as defined by Section (A) of Industry Guide 7 please revise your document to so indicate.  If you do not have a proven or probable reserve, please modify your documents accordingly. Please note a non-reserve deposit is a deposit which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected material(s).  Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility.  A non-reserve deposit should only be reported as an “in place” tonnage and grade, and should not be disclosed as units of product.

Answer: The Company clarifies that it does not have proven or probable reserves within the definition of Section (A) of Industry Guide 7, but has non-reserve deposits of certain mineralized materials. The Company has revised to state the foregoing and report the non-reserve deposits with the tonnage and grade.

9. For each of your operations in which proven and probable reserves are disclosed, please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7. The information requested includes, but is not limited to:

•      property and geologic maps;

•      description of your sampling and assaying procedures;

•      drill-hole maps showing drill intercepts;

•      representative geologic cross-sections and drill logs;

•      description and examples of your cut-off calculation procedures;

•      cutoff grades used for each category of your reserves and resources;

•      justifications for the drill hole spacing used to classify and segregate proven and probable reserves;

•      a detailed description of your procedures for estimating reserves;

•      copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses; and

•          a detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule Please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files.  Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Answer: Because the Company does not have proven and probable reserves and has stated so in the filing, it did not provide a technical report required for proven and probable reserves reported.

10. Please provide a reconciliation of the reserve tonnage from your technical reports to the reserve tonnage at the end of your most recent fiscal year.  Please note that the reserve tonnage reported with the Commission should be updated annually at the end of each fiscal year.

Answer: Because the Company does not have proven and probable reserves and has stated so in the filing, it did not provide a reconciliation of the reserve tonnage from any technical reports to the reserve tonnage at the end of its most recent fiscal year.

Business, page 6

11. We note your response to comment four in our letter dated January 18, 2011.  Please revise to address the availability of the raw materials used by the company.

Answer: The Company has revised to address the availability of the raw materials used by them.

Industry and Market Overview, page 8

12. We note your response to comment five in our letter dated January 18, 2011.  If “The State of China’s Environment: 2009” information is available on the Internet, please disclose the relevant Web address.

Answer: The Company has revised to disclose the relevant Web address.

Development of New Technologies, page 9

13. We note your response to comment 10 in our letter dated January 18, 2011, and your added disclosure. Please revise to describe the material terms of your agreement with Chongqing University.

Answer: The Company clarifies that it has not entered any agreement with Chongqing University as of the filing of the Form 8K/A, and for this reason, the Company has not made revision to its disclosure as required in this question.

Research and Development, page 10

14. We note your response to comment 12 in our letter dated January 18, 2011, and your disclosure that “we have no expenses on research and development activities during each of the last two fiscal years.”  Clarify how the company had no research and development expenses while it performed the noted research and development activities.  We also note your statement on page 13 that “we have spent substantial capital and more than one year developing high purity aluminate calcium production technology.”  Revise your disclosure as appropriate.

Answer:  The Company clarifies that although it incurs costs in conducting research and developing new products and technology during the last two fiscal years, the management of the Company believes that such expenditures do not meet the requirements to be classified as research and development costs under ASC 730.

15. Revise to move the sentence regarding the amount of expenses on research and development to the first paragraph in this section.

Answer: The Company has moved the sentence regarding the amount of expenses on research and development to the first paragraph in this section and has revised the substance of this sentence to more accurately reflect the Company’s situation.

Risk Factors, page 28

16. We note your new disclosure on page 14 indicating that you do not have any patents or trademarks to protect your manufacturing technology.  We also note your disclosure on page 14 indicating that your management considers your manufacturing technologies and manufacturing design critical to your business.  Please tell us why you believe a risk factor addressing this matter is unnecessary, or revise your filing accordingly.

Answer: The Company ahs revised to add a risk factor on page 30 to address this matter.

17. We note the background of your CFO, Patrick S.H. Chan provided in response to comment 21 in our letter dated January 18, 2011.  Please provide the information requested in comment 21(b), 21(d), and 21(e).  Also further describe to us the CIMA and LCCI licenses that Mr. Chan holds and tell us where St. Andrew’s University is located in the United States.

Answer: The Company has revised to provide the information requested in comment 21(b), 21(d), and 21(e) on page 57. The Company states that, CIMA license refers to the certificate issued by London Chamber Of Commerce and Industry, to certify an individual who has passed the Senior Accountant Exam held by LCCI and is awarded the relevant degree, and LCCI license refers the certificate issued Chartered Institute of Management Accountant, to certify that an individual who has passed the Cost & Management Accountant Exam held by CIMA and is awarded the relevant degree. St. Andrew’s University (now known as Andrew’s University) is located at St Joseph Avenue, Berrien Springs, Michigan, the U.S.A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Liquidity and Capital Resources, page 51

18. We note your response to comment 29 in our letter dated January 18, 2011, that “we do not believe that we will require cay capital expenditures in 2011 to expand our production ….” We also note that you indicate on page 45 that “during the next three years, we expect Guizhou Yufeng will increase its HAC powder production capability from 80,000 tons per year in 2010 to approximately 280,000 tons per year in 2013, and Shanxi Wealth will increase its HAC powder production capability from 170,000 tons in 2010 to 370,000 tons in 2013.”  Advise us in detail how you will increase your production by 2013 without incurring any capital expenditures in 2010.  We may have further comment.

Answer: The Company clarifies that the reference to not requiring capital expenditures in 2011 to expand its production to comment 29 in previous correspondence letter dated February 28, 2011was included by error, and further explains that it is the Company’s intention to expand its production for both production in near future, but it has not carried out a concrete plan with respect to the steps to be taken to expand its production and has not made a reasonable certain estimate of the capital expenditures associated with such expansion. Because of the foregoing, the Company has revised reference to production capability expansion on page 45. The Company has also revised to include in risk factors to disclose the management’s intention to expand and potential need of capital expenditure.

19. We note in your response to comment 27 in our letter dated January 18, 2011 that the period-to-period variations in the exchange rate changes have no effect on your cash for each period.  We further note the effect of exchange rate changes on cash and cash equivalents of $588,377 for the fiscal year ended December 31, 2008 and $497,664 for the nine months ended September 30, 2010 in your statements of cash flows for the respective periods. Please reconcile your response to the effects of exchange rate changes on cash and cash equivalents that are recorded in your statements of cash flows.  Also revise your disclosures to further explain what the effects of exchange rate changes on cash represent, and describe the causal factors for the period-to-period variations.

Answer:  The Company’s cash accounts are denominated in Chinese RMB ("RMB") and the absolute amount of RMB that it holds is unaffected by the change in the exchange rate of the RMB, its functional currency,  as compared to the US Dollar ("USD"), our reporting currency. The effect of exchange rate changes on cash represents changes in the value of its cash accounts because the USD has declined in value when compared to the RMB during the reporting period. When the USD declines in value versus the RMB, the translation of the Company’s financial statements at year end exchange rates yields an increase in the reported amount of cash in USD that is not attributable to our operations, investing activities or financing activities. This change is explained below:

	September 30	December 31,
	2010	2008

Cash and cash equivalents in US Dollars at:
End of reporting period (A)	$25,839,474	$7,755,423
Beginning of reporting period (B)	12,722,568	6,484,563

Increase during the period (A)-(B)=(C)	$13,116,906	$1,270,860

Currency exchange rate RMB/USD:
Period end exchange rate (D)	6.6781	6.8173
Period beginning exchange rate (E)	6.8172	7.2941
Period average exchange rate(F)	6.7984	6.9404

Percentage increase in value during the period (E)/(D)=(G)	2.08%	6.99%
Percentage increase in average/ending exchange (F)/(D)=(H)	1.80%	1.80%

Increase in opening cash as a result of decline in USD=(G)x(A)	$366,409	$453,270
Increase in value of changes in cash as a result of decline in USD=(H)x(C)	236,104	22,875
Effect of variations on value of cash	(104,849)	112,232

Effect of exchange rates on cash and cash equivalents	$497,664	$588,377

The Company has expanded its disclosures to better explain this change on page 53

20. We note in your response to comment 28 in our letter dated January 18, 2011 that you do not have a numeric estimate of the material impact the referenced events will have on our liquidity, capital resources or results of operation and that your future investment to expand your production will depend on the future market demand and your financing capacities.  To the extent you reasonably expect the significant increase in your annual production capability, reformed factor, expanded workshops and harbors, modernized equipment to have a material impact on your liquidity, capital resources or results of operations, please revise to describe in general terms the impact these developments will have on your financial statements, so readers can ascertain how past performance is indicative of future performance.

Answer: The Company has revised to describe in general terms on page 52 the impact these developments will have on its financial statements.

Directors and Executive Officers, Promoters and Control Persons, page 54

21. We note your response to comment 31 in our letter dated January 18, 2011, and we partially re-issue that comment because it appears that Mr. Rozelle is still on your board of directors.  Please revise the biographical information for Mr. Rozelle to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Answer: Because Mr. Rozelle is no longer a director of the Company, the Company has revised to remove any reference to Mr. Rozelle as a director and his biographical information from the Form 8K/A. For the foregoing reason, the Company did not revise Mr. Rozelle’s biographical information as required in this question.

Beneficial Ownership of Certain Beneficial Owners and Management, page 58

22. We note that you have revised your prior footnote 6 to delete the information indicating that Christopher Efird is the managing partner of Access America Fund, LP and has voting and dispositive control over the securities held by it.  Please revise to include the deleted information in this section.

Answer: The Company has revised to include the deleted information in this section.

Promoters and Certain Control Persons, page 62

23. We note your response to comment 35 in our letter dated January 18, 2011, and we re-issue that comment.  Please provide us with a brief analysis explaining why you believe the information required by Item 404(c) of Regulation S-K is not required to be included in your filing. We note your Form 10 filed December 4, 2006, and we note that you were formed on September 27, 2006.

Answer: The Company clarifies that it is required to disclose the information required by Item 404(c) of Regulation S-K and has therefore revised to include such disclosure.

Item 3.02 Unregistered Sales of Equity Securities, page 68

24. We note your disclosure that on December 15, 2010, you issued 31,123,391 ordinary shares (after giving effect to the Reverse Split) to Wealth Environmental Protection Shareholders, the sole shareholder of Wealth Environmental Protection, and that in exchange you received 7,000 ordinary shares of Wealth Environmental Protection.  Please reconcile the 31,123,391 ordinary shares issued after giving effect to the Reverse Split to the pro forma financial information in Ex. 99.3, or revise as necessary. In this regard, it appears that you issued 17,500,000 ordinary shares after giving effect to the Reverse Split.

Answer: The Company has revised the disclosure to state that it issued 17,500,000 ordinary shares (after giving effect to the Reverse Split) to Wealth Environmental Protection Shareholders, the sole shareholder of Wealth Environmental Protection, and that in exchange you received 7,000 ordinary shares of Wealth Environmental Protection.

Notes to Consolidated Financial Statements, page 9

Note (2) Summary of Significant Accounting Policies, page 10

Revenue Recognition, page 12

25. We note your disclosure that value added taxes are collected at the time of sales and are detailed on invoices provided to customers.  We further note on page 15 that your accounts receivable at December 31, 2009 and 2008 included value added taxes receivable of $86,500 and $92,000.  Please reconcile these two disclosures for us or revise as necessary.  In this regard, it is unclear to us why you would have value added taxes receivable if these taxes are collected at the time of sales.

Answer: The disclosures the Company presented regarding value added taxes payable included some confusing language regarding the collection of taxes. The Company has revised our disclosure to clarify that it bills VAT at the time of sale and include the related liability to the government.

Value-Added Tax (“VAT”), page 15

26. We note your value added tax disclosure provided in response to comment 44 in our letter dated January 18, 2011. Please revise to also disclose the value added tax rate for your purchases of raw materials. Also confirm to us that you record value added taxes on an accrual basis and that the reconciliation to the liability balances at December 31, 2009 and 2008 are on an accrual basis.

Answer: The Company has revised its disclosures to include the rate of value added taxes on purchases of raw materials. The Company also confirms that it records value added taxes on an accrual basis and that the reconciliation to the liability balances at December 31, 2009 and 2008 is prepared and presented on an accrual basis.

Note (10) Segment Information, page 23

27. Please disclose the types of products and services from which each reportable segment derives its revenues.  Refer to ASC 280-10-50-21 and 280-10-55-47 for additional guidance.

Answer: The Company has revised our segment reporting to include disclosure of the  types of products and services from which each reportable segment derives its revenues.

Wealth Environmental Protection Group, Inc., Condensed Consolidated Financial Statements for the

nine months ended September 30, 2010 and 2009, Exhibit 99.2

Notes to Condensed Consolidated Financial Statements, page 6

28. We note your disclosure of the registered capital and statutory reserve at December 31, 2009 and 2008 in response to comment 41 in our letter dated January 18, 2011. Please revise to also include disclosure of your registered capital and statutory reserve at September 30, 2010 and 2009.

Answer: The Company has revised the condensed consolidated financial statements to include disclosure of its registered capital and statutory reserve at September 30, 2010 and 2009.

29. We note your value added tax disclosures for the fiscal years ended December 31, 2009 and 2008 in response to comment 44 in our letter dated January 18, 2011.  Please revise to also include value added tax disclosures for the nine months ended September 30, 2010 and 2009.

Answer: The Company has revised the condensed consolidated financial statements to value added tax disclosures for the nine months ended September 30, 2010 and 2009.

Ex. 99.3

Unaudited Proforma Condensed Combined Statement of Income (Loss) and Comprehensive Income

(Loss), page 6

30. We note the $1,211,000 cost of recapitalization for the December 15, 2010 issuance of 998,275 shares (700,000 post reverse split shares) to Mr. Karlson Ka Tsun PO, as compensation for the services he provided to you in connection with the Share Exchange and Private Placement.  Please tell us how you determined the $1,211,000 value of the 700,000 post reverse split shares issued to Mr. Karlson Ka Tsun PO, including how you considered the other share transactions on that date.

Answer: The Company has revised our disclosures to include an analysis of how the $1,211,000 value was determined based on transactions near the date of issue of the shares to Mr. Karlson Ka Tsun PO.

31. Please revise to also include the pro forma impact on the basic and diluted weighted average number of shares outstanding from the private placement transaction or tell us why you believe that such disclosure is not required.

Answer: The Company has revised our pro forma financial statements to include the impact of impact on the basic and diluted weighted average number of shares outstanding from the private placement transaction.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Notes to Condensed Financial Statements, page 6

Note 4 – Notes Receivable, page 9

32. We note in your response to comment 70 in our letter dated January 18, 2011 that you provided a copy of the two note receivable agreements as Exhibit 10.28.  However, it appears that you did not provide the September 2010 note receivable agreement.  Please also provide us with a copy of this agreement.

Answer: The Company clarifies that, in connection with the two notes the Company received in May 2010 and September 2010, it only entered into one note receivable agreement namely the Secured Note Purchase Agreement in May 2011, included as Exhibit 10.28to this Form 8K/A, and under this Secured Note Purchase Agreement, two notes have been issued, namely the Senior Preferred Secured Note No. 1 included as Exhibit 10.29 and the Senior Preferred Note No. 2 included as Exhibit 10.30 to this Form 8K/A.

Note 5 – Notes Payable - Affiliate, page 9

33. We note in your response to comment 71 in our letter dated January 18, 2011 that you provided the September 2010 agreement as Exhibit 10.30.  However, it does not appear that your amendment included Exhibit 10.30.  Please also provide us with a copy of this agreement.

Answer: The Company has revised its filing to include a copy of the Senior Preferred Secured Note No. 2as Exhibit 10.30 to this Form 8K/A.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Growth Corporation

By: /s/ Mingzhuo Tan
Mingzhuo Tan
Chief Executive Officer and President